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                              July 11, 2023

       Keiichi Suzuki
       Chief Executive Officer
       AP Acquisition Corp
       10 Collyer Quay
       #37-00 Ocean Financial Center
       Singapore

                                                        Re: AP Acquisition Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 3, 2023
                                                            File No. 001-41176

       Dear Keiichi Suzuki:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your filing to include disclosure that
addresses how this fact could impact your ability to complete your initial business combination.
For instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the
 Keiichi Suzuki
AP Acquisition Corp
July 11, 2023
Page 2
      consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Management's Annual Report on Internal Controls Over Financial Reporting, page
63

2. Please amend your filing to provide a report of management on your internal control over financial reporting pursuant to Item 308 of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-1

3. Please amend your filing to include an audit report that covers the period as of December
      31, 2021 and from April 22, 2021 (Inception) through December 31, 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 with any questions.



                                                           Sincerely,
FirstName LastNameKeiichi Suzuki
                                                           Division of
Corporation Finance
Comapany NameAP Acquisition Corp
                                                           Office of Energy &
Transportation
July 11, 2023 Page 2
cc:       Richard Lee Folsom
FirstName LastName